Exhibit 99.2

STOCK OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this      day of         , 20     (the “Effective Date”) AURINIA PHARMACEUTICALS INC. (the “Company”) has granted to                      (the “Service Provider”), an Option to acquire                      Common Shares (“Optioned Shares”) up to 5:00 p.m. Edmonton Time on the      day of         , 20     (the “Expiry Date”) at an Exercise Price of CDN$                 per share.

Vesting: Optioned Shares may be acquired as follows:

Term: The term of this Option is                      from the date of grant, unless otherwise determined by the board of directors of the Company.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash, certified cheque or bank draft payable to the Company for the aggregate Exercise Price and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate cash payments, or certified cheques or bank drafts for such exercise Price and such amount to be withheld. Notwithstanding the foregoing, the Service Provider may be obligated to comply with such other procedures and conditions implemented by the Company with respect to the payment, funding or withholding of such amounts to be withheld.

A certificate or a written notice, in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent of the Company as soon as practicable after receipt by the Company thereof.

AURINIA PHARMACEUTICALS INC.

Authorized Signatory